ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

June 29, 2017

Via E-Mail

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	ZK International Group Co., Ltd.

Pre-effective Amendment 2 to Registration Statement on Form F-1

Submitted June 15, 2017

File No. 333-218198

Dear Ms. Long:

We are in receipt of Staff’s verbal comments on or about June 15, 2017 regarding the above referenced filing. As requested by the Staff, we have provided responses to the questions raised verbally by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Dilution, page 33

1.	Reconcile calculations of the net tangible book value after the offering.

RESPONSE: We note the Staff’s comment, and in response thereto, have amended the disclosure in the “Dilution” section on page 33 to provide the revised calculation.

BVI Opinion

2.	Filing of the BVI opinion.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully file opinion by our BVI counsel Mourant Ozannes as Exhibit 5.1.

We hope this response has addressed all of the Staff's verbal comments. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

ZK International Group Co., Ltd.

By:	/s/ Jiancong Huang
Name:	Jiancong Huang
Title:	Chairman of the Board & Chief Executive Officer